UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Aegion Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00770F104
(CUSIP Number)

July 1, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00770F104	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RHJ International SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,931,691
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,931,691
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,691
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00770F104	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kleinwort Benson Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,931,691
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,931,691
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,691
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 00770F104	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kleinwort Benson Investors Dublin Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,931,691
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,931,691
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,691
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 00770F104	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Aegion Corporation

(b) Address of Issuer’s Principal Executive Offices

17988 Edison Avenue

Chesterfield, Missouri 63005-1195

Item 2.	(a) Name of Person Filing

This statement is filed by:

(i) RHJ International SA

(ii) Kleinwort Benson Group Limited

(iii) Kleinwort Benson Investors Dublin Limited

(b) Address of Principal Business Office, or, if none, Residence

(i) Avenue Louise 326 1050 Brussels, Belgium

(ii) 7th Floor, 55 Baker Street, LONDON W1U 8EW, United Kingdom

(iii) Joshua Dawson House Dawson Street Dublin 2, Ireland

(c) Citizenship

(i) Belgium

(ii) United Kingdom

(iii) Ireland

(d) Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

(e) CUSIP No.:

00770F104

CUSIP No. 00770F104	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box: [X]

CUSIP No. 00770F104	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Owners of accounts managed by Kleinwort Benson Investors Dublin Limited have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

RHJI owns 65.8% of Kleinwort Benson Group Ltd. Kleinwort Benson Group Ltd owns 100% of Kleinwort Benson Investors Dublin Ltd.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00770F104	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2014

RHJ International SA

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin

Kleinwort Benson Group Limited

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin

Kleinwort Benson Investors Dublin Limited

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin

CUSIP No. 00770F104	SCHEDULE 13G	Page 9 of 9 Pages

 JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, RHJ INTERNATIONAL SA, KLEINWORT BENSON GROUP LIMITED, and KLEINWORT BENSON INVESTORS DUBLIN LIMITED, each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

RHJ International SA

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin

Kleinwort Benson Group Limited

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin

Kleinwort Benson Investors Dublin Limited

By: /s/ Noel O'Halloran
Name: Noel O'Halloran
Title: Executive Directors and Chief Investment Officer of Kleinwort Benson Investors Dublin